# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OLEMA PHARMACEUTICALS, INC., CIK 0001750284
CUSIP: 68062P106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 780 Brannan Street, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 01/08/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-275608
Filed by CIK 0002015553

## Reporting persons
- Bain Capital Life Sciences Opportunities IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,095,780; sole dispositive power 0; shared dispositive power 7,095,780; aggregate amount beneficially owned 7,095,780 (9.99% of the class)

## Item 1. Issuer
Name of issuer: OLEMA PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 780 Brannan Street, San Francisco, California 94103

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Bain Capital Life Sciences Opportunities IV, L.P., a Delaware limited partnership (the "Reporting Person"). Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the manager of Bain Capital Life Sciences IV General Partner, LLC, a Delaware limited liability company ("BCLS Fund IV GP"), which is the general partner of Bain Capital Life Sciences Fund IV, L.P., a Delaware limited partnership ("BCLS Fund IV"), which is the sole member of Bain Capital Life Sciences Opportunities IV GP, LLC, a Delaware limited liability company (together with the Reporting Person, BCLSI, BCLS Fund IV GP and BCLS Fund IV, the "Bain Capital Life Sciences Entities"), which is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: Each of the Bain Capital Life Sciences Entities is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Person holds 4,400,000 shares of Common Stock and pre-funded warrants to purchase up to 8,013,216 shares of Common Stock. The Reporting Person is prohibited from exercising the pre-funded warrants if, as a result of such exercise, the Reporting Person would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). Accordingly, pursuant to Rule 13d-3 of the Act, the Reporting Person may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock, representing 7,095,780 shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on (i) 68,333,065 shares of Common Stock issued and outstanding, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 10, 2025 and (ii) 2,695,780 shares of Common Stock issuable upon the partial exercise of the pre-funded warrants held by the Reporting Person, which reflects the Beneficial Ownership Blocker.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bain Capital Life Sciences Opportunities IV, L.P.: /s/ Andrew Hack, Partner (01/13/2025)
Comment: * By: Bain Capital Life Sciences Opportunities IV GP, LLC, its general partner; By: Bain Capital Life Sciences Fund IV, L.P., its sole member; By: Bain Capital Life Sciences IV General Partner, LLC, its general partner; By: Bain Capital Life Sciences Investors, LLC, its manager